October 3, 2019

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Jeff Long

Re:	Stone Ridge Trust V (the “Trust”)

Dear Mr. Long:

On behalf of the Trust, included with this letter are responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided in a phone call on September 4, 2019. For the convenience of the Staff, these comments have been restated below in their entirety. The Trust’s response follows each comment. References in the responses to the Stone Ridge Alternative Lending Risk Premium Fund’s (the “Fund”) prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed via EDGAR on Form N-2 on June 27, 2019 (File No. 333-232385), references to the Fund’s annual report to shareholders (“Annual Report”) are to the Annual Report filed via EDGAR on Form N-CSR on May 9, 2019, and references to the Fund’s annual report for registered investment companies on Form N-CEN (“N-CEN”) are to the Fund’s Form N-CEN filed via EDGAR on May 14, 2019. Capitalized terms used but not defined herein have the meanings assigned to them in the Prospectus, SAI, Annual Report or N-CEN, as applicable.

Annual Report

1)

Staff Comment: In Fund Performance Data, the performance of the Fund is compared against the ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. Please explain supplementally why this is an appropriate comparison index, given that the Fund invests in consumer debt.

Response: The Fund seeks to capture the credit risk premium of alternative consumer and small business loans, which can be understood as the return above the risk-free rate (i.e., the rate of return that can be earned on high-quality, short-term government debt securities). The Fund believes that the ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate comparison because it allows the investor to observe this credit risk premium by comparing the Fund’s returns to the risk-free rate of Treasury bills. There is no index that directly measures the returns of consumer and small business loans.

2)	Staff Comment: Please supplementally describe the process for placing loans on non-accrual status and writing off past due loans.

Response: The Fund identifies all loans that are more than 60 days past-due (i.e., loans that have missed two interest payments) and classifies such loans as being in default, at which time the Fund places such loans on non-accrual status.

The Fund generally determines to write off all or part of a loan when (i) the alternative lending platform through which the loan was originated or sourced determines all or part of the loan to be unrecoverable or (ii) if such platform has not previously determined the loan to be unrecoverable, it has been three years since (a) the date the borrower declared bankruptcy or died or (b) the Fund has otherwise determined the loan to be distressed.

3)

Staff Comment: Rule 12-12 of Regulation S-X requires disclosure of each issue of securities that is non-income producing. We note that other funds with similar strategies to the Fund have included a table of past-due loans. Please consider, in light of the requirements of Rule 12-12 of Regulation S-X, whether it would be appropriate for the Fund to include such a table in its schedule of investments.

Response: The Fund notes that Rule 12-12 n.7 of Regulation S-X requires that the Fund “[i]ndicate by an appropriate symbol each issue of securities which is non-income producing.” The Fund believes that its existing disclosure, in which it indicates all non-income producing issues of securities with the “#” symbol, satisfies this requirement. Therefore, the Fund respectfully submits that no changes to this disclosure are necessary.

4)

Staff Comment: In the schedule of investments in the Annual Report, the “Open Forward Currency Contracts” table includes in the “Counterparty” column a letter identifying the counterparty, with a cross-reference to Note 2 to the Financial Statements, where the counterparties are named. Please confirm that, going forward, the Fund will include the list of counterparties in the schedule of investments.

Response: The Fund undertakes to include the list of counterparties within the table in the schedule of investments going forward.

5)

Staff Comment: The Fund indicated in Item C.8.c of its Form N-CEN for the period ending February 28, 2019 that fees waived were not subject to recoupment, but in Item C.8.d the Fund indicated that expenses previously waived were recouped during the period. Please explain supplementally how the Fund’s response to Item C.8.d is consistent with the response to Item C.8.c.

Response: The Fund had an expense limitation arrangement in place during the reporting period, and so the Fund answered “Yes” in response to Item C.8.a, which asks “Did the Fund have an expense limitation arrangement in place during the reporting period?” During the reporting period, no expenses of the Fund were reduced or waived, because the Fund’s total annual operating expenses were below the limit in the Fund’s expense limitation agreement. Therefore, the Fund answered “No” to Item C.8.b, which asks “Were any expenses of the Fund reduced or waived pursuant to an expense limitation arrangement during the reporting period?” Because no fees were waived during the reporting period, there were no fees to recoup, and so the Fund answered “No” to Item C.8.c, which asks “Are the fees waived subject to recoupment?” The expense limitation arrangements that were in place during the reporting period and during prior reporting periods permit the investment adviser to recoup fees previously waived and, because the investment adviser recouped from the Fund during the reporting period fees previously waived during one or more prior reporting periods, the Fund’s response to Item C.8.d, which asks “Were any expenses previously waived recouped during the period?”, was “Yes.”

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781.

Very truly yours,

/s/ Daniel W. Whitney
Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

  Lauren D. Macioce, Stone Ridge Asset Management LLC